SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
(Amendment No. 4)
Spectrum Group International, Inc.

(Name of the Issuer and Name of Person Filing Statement)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
84763M102

(CUSIP Number of Class of Securities)
Carol Meltzer
Executive Vice President, General Counsel and
Corporate Secretary
Spectrum Group International, Inc.
1063 McGaw Avenue
Irvine, CA 92614

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Scott Rosenblum, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100
This statement is filed in connection with (check the appropriate box):

a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Transaction Valuation (*)	Amount of Filing Fee (**)
$292,500	$58.50

(*) Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 450,000 shares of common stock for $0.65 per share in cash in lieu of issuing fractional shares to holders of less than 1,000 shares of common stock after the proposed reverse stock split.
(**) The filing fee is calculated in accordance with Rule 0-11(b) by multiplying the Transaction Valuation of $292,500 by 0.0002.

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $58.50
    Form or Registration No.: Schedule 13E-3
    Filing Party: Spectrum Group International, Inc.
    Date Filed: December 16, 2013

RULE 13e-3 TRANSACTION STATEMENT
INTRODUCTION
This Amendment No. 4 amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended to date, this “Schedule 13E-3”) filed by Spectrum Group International, Inc., a Delaware corporation (the “Company”) on December 16, 2013, as amended by Amendment No. 1 filed on February 7, 2014, Amendment No. 2 filed on March 28, 2014, and Amendment No. 3 filed on April 3, 2014, in connection with a proposed transaction to terminate the registration of shares of its common stock, $0.01 par value per share (the “Common Stock”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). At a special meeting of stockholders, the Company’s stockholders of record will vote on (i) approval of an amendment to the Company’s Certificate of Incorporation to effect a 1-for-1,000 reverse stock split and (ii) approval of amendment to the Company’s Certificate of Incorporation to reduce the number of authorized shares of Common Stock from 40,000,000 shares to 40,000 shares and to reduce the number of authorized shares of preferred stock, par value $0.01 per share, of the Company from 10,000,000 shares to 10,000 shares.
This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of the Company’s definitive proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Exchange Act. The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.

Item 1.	Summary Term Sheet
The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2.	Subject Company Information
(a)Name and Address. The name of the subject company is Spectrum Group International, Inc., a Delaware corporation. The Company’s principal executive offices are located at 1063 McGaw Avenue, Suite 250, Irvine, CA 92614. The Company’s telephone number is (949) 955-1250.
(b)Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s Common Stock, $0.01 par value per share, of which 31,126,789 shares were outstanding as of January 29, 2014.

(c)Trading Market and Price. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Market Price of Common Stock; Dividends” is incorporated herein by reference.
(d)Dividends. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Market Price of Common Stock; Dividends” is incorporated herein by reference.
(e)Prior Public Offerings. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Prior Public Offerings” is incorporated herein by reference.
(f)Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Stock Purchases” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person
(a)    Name and Address. The filing person, the Company, is also the subject company, with its address and telephone number provided in Item 2(a) above. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Certain Information Concerning the Company, the Company’s Directors and Executive Officers and the Filing Persons” is incorporated herein by reference.
(b)    Business and Background of Entities. Not applicable.
(c)    Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Certain Information Concerning the Company, the Company’s Directors and Executive Officers and the Filing Persons” is incorporated herein by reference.

Item 4.	Terms of the Transaction
(a)    Material Terms. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “SPECIAL FACTORS” is incorporated herein by reference.
(b) Purchases. Not applicable.

(a)    Different Terms. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Information About the Reverse Stock Split,” “– Effects of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” and “– Material U.S. Federal Income Tax Consequences of the Reverse Stock Split;” and SPECIAL FACTORS – Fairness of the Reverse

Stock Split,” “– Effects of the Reverse Stock Split,” and “– Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” is incorporated herein by reference.
(b)    Appraisal Rights. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – No Appraisal or Dissenters’ Rights” is incorporated herein by reference.
(c)    Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Effects of the Reverse Stock Split – Effects on the Unaffiliated Remaining Stockholders” is incorporated herein by reference.
(d)    Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements
(a)    Transactions. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Transactions between the Company and Executive Officers and Directors of the Company.”
(b)    Significant Corporate Events. None.
(c)    Negotiations or Contacts. None.
(d) Conflicts of Interest. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.
(a)    Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals
(a)    Use of Securities Acquired. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Effective Date” is incorporated herein by reference.
(b)    Plans. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Information About the Reverse Stock Split,” “– Purposes of and Reasons for the Reverse Stock Split,” “– Effects of the Reverse Stock Split;” and “SPECIAL FACTORS – Purposes of and Reasons for the Reverse Stock Split,” “– Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Effects of the Reverse Stock Split,” “– The Spinoff Transaction,” and “– Conduct of Our Business After the Reverse Stock Split” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects
(a)    Purposes. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET - Purposes of and Reasons for the Reverse Stock Split;” and “SPECIAL FACTORS “– Purposes of and Reasons for the Reverse Stock Split” and “– Background of the Reverse Stock Split” is incorporated herein by reference.
(b)    Alternatives. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Background of the Reverse Stock Split” and “– Alternatives Considered” is incorporated herein by reference.
(c)    Reasons. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Purposes of and Reasons for the Reverse Stock Split;” and “SPECIAL FACTORS – Purposes of and Reasons for the Reverse Stock Split,” “– Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” and “– Alternatives Considered” is incorporated herein by reference.
(d)    Effects. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Information About The Reverse Stock Split,” “– Purposes and Reasons for the Reverse Stock Split,” “– Effects of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Advantages of the Reverse Stock Split,” “– Disadvantages of the Reverse Stock Split,” and “– Material U.S. Federal Income Tax Consequences of the Reverse Stock Split;” and “SPECIAL FACTORS – Purposes and Reasons for the Reverse Stock Split,” “– Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Effects of the Reverse Stock Split,” “– Conduct of Our Business After the Reverse Stock Split,” and “– Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” is incorporated herein by reference.

Item 8.	Fairness of the Transaction
(a)    Fairness. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Fairness of the Reverse Stock Split” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” and “– Fairness of the Reverse Stock Split” is incorporated herein by reference.
(b)    Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Purposes of and Reasons for the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Advantages of the Reverse Stock Split,” and “– Disadvantages of the Reverse Stock Split;” and “SPECIAL FACTORS – Purposes of and Reasons for the Reverse Stock Split,” “– Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Alternatives Considered,” and “– Opinion of Roth Capital” is incorporated herein by reference.

(c)    Approval of Security Holders. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Voting Information” and “SPECIAL FACTORS – Fairness of the Reverse Stock Split,” and “– Stockholder Approval” is incorporated herein by reference.
(d)    Unaffiliated Representatives. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Fairness of the Reverse Stock Split” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” and “– Opinion of Roth Capital” is incorporated herein by reference.
(e)    Approval of Directors. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Fairness of the Reverse Stock Split” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” and “– Fairness of the Reverse Stock Split” is incorporated herein by reference.
(f)    Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations
(a)    Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Fairness of the Reverse Stock Split” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” and “– Opinion of Roth Capital” is incorporated herein by reference.
(b)    Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Fairness of the Reverse Stock Split;” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” and “–Opinion of Roth Capital” is incorporated herein by reference.
(c)    Availability of Documents. The full text of the fairness opinion of Roth Capital, LLC (“Roth Capital”) dated November 12, 2013 is attached as Annex B to the Proxy Statement. Roth Capital’s presentation dated November 12, 2013 is also available for inspection and copying at the Company’s principal executive offices, 1063 McGaw Avenue, Irvine, CA 92614.

Item 10.	Source and Amounts of Funds or Other Consideration
(a)    Source of Funds. The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS – Effects of the Reverse Stock Split” and “– Source of Funds and Expenses” is incorporated herein by reference.
(b)    Conditions. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Source of Funds and Expenses” is incorporated herein by reference.

(c)    Expenses. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Source of Funds and Expenses” is incorporated herein by reference.
(d)    Borrowed Funds. The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Source of Funds and Expenses” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company
(a)    Securities Ownership. The information set forth in the Proxy Statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.
(b)    Securities Transactions. The information set forth in the Proxy Statement under the caption “INFORMATION ABOUT THE COMPANY – Stock Purchases” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation
(a)    Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Voting Information” and “SPECIAL FACTORS – Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons,” and “– Stockholder Approval” is incorporated herein by reference.
(b)    Recommendation of Others. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Information about the Reverse Stock Split,” and “– Voting Information;” and “SPECIAL FACTORS – Background of the Reverse Stock Split,” “– Fairness of the Reverse Stock Split,” “– Effects of the Reverse Stock Split,” “– Potential Conflicts of Interests of Officers, Directors and Certain Affiliated Persons,” and “– Stockholder Approval” is incorporated herein by reference.

Item 13.	Financial Statements
(a)    Financial Information. The audited financial statements and unaudited interim financial statements are incorporated by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the year ended June 30, 2013, and the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2013. The information set forth in the Proxy Statement under the caption “FINANCIAL INFORMATION – Summary Historical Financial Information” is incorporated herein by reference.
(b)    Pro forma Information. The information set forth in the Proxy Statement under the caption “FINANCIAL INFORMATION – Pro Forma Consolidated Financial Statements (Unaudited)” is incorporated herein by reference.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used
(a)    Solicitation or Recommendation. The information set forth in the Proxy Statement under the caption “SPECIAL MEETING AND VOTING INFORMATION – Solicitation of Proxies” is incorporated herein by reference.
(b)    Employees and Corporate Assets. The information set forth in the Proxy Statement under the caption “SPECIAL MEETING AND VOTING INFORMATION – Solicitation of Proxies” is incorporated herein by reference.

Item 15.	Additional Information
(a)     Not applicable.
(b)    Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.	Exhibits
(a)    Notice of Special Meeting and Definitive Proxy Statement of the Company, including all appendices and the proxy card attached thereto (incorporated herein by reference to the Company’s Schedule 14A filed with the SEC on April 17, 2014).
(b)    Not applicable.
(c)(i) Fairness Opinion of Roth Capital dated November 12, 2013 (incorporated herein by reference to Annex B of the Proxy Statement).
(c)(ii) Preliminary Presentation dated October 24, 2013 of Roth Capital to the Board of Directors of the Company (previously filed).

(c)(iii) Presentation dated November 12, 2013 of Roth Capital to the Board of Directors of the Company (previously filed).
(d) Not applicable.
(a)    Not applicable.
(b)    Not applicable.

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
SPECTRUM GROUP INTERNATIONAL, INC.

By:	/s/ Carol Meltzer Carol Meltzer Executive Vice President, General Counsel and Corporate Secretary
Dated: April 17, 2014

EXHIBIT INDEX

Exhibit No.	Description
(a)
(c)    Notice of Special Meeting and Preliminary Proxy Statement of the Company, including all appendices and the proxy card attached thereto (incorporated herein by reference Amendment No. 2 to the Company’s Schedule 14A filed with the SEC on March 19, 2014).

(b)	Not applicable.

(c)(i)	Fairness Opinion of Roth Capital dated November 12, 2013 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(ii)	Preliminary Presentation dated October 24, 2013 of Roth Capital to the Board of Directors of the Company (previously filed).

(c)(iii)	Presentation dated November 12, 2013 of Roth Capital to the Board of Directors of the Company (previously filed).

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.